Filed Pursuant to Rule 424(b)(5)

Registration No. 333-276722

AMENDMENT NO. 2 dated April 11, 2025

(To Prospectus dated February 8, 2024)

Up to $4,766,105

Common Stock

This Amendment No. 2 to Prospectus (this “Amendment”) amends and supplements the information in the prospectus, dated February 8, 2024, filed as part of our registration statement on Form S-3 (File No. 333-276722), as amended by that certain Amendment No. 1 to Prospectus dated February 26, 2025 (as amended, the “Prospectus”). This Amendment should be read in conjunction with the Prospectus and is qualified in its entirety by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

All information in this Amendment, including share numbers and per share prices, gives effect to the 1-for-12 reverse stock split of our common stock that was effected on March 20, 2025.

We previously filed the Prospectus to register the offer and sale of shares of our common stock from time to time pursuant to the terms of a sales agreement dated March 16, 2018 (the “Sales Agreement”) that we entered into with JonesTrading Institutional Services LLC (the “Agent”), pursuant to which we may offer and sell shares of our common stock through the Agent, having an aggregate offering price of up to $5,311,508.

We are filing this Amendment to amend the Prospectus to update the amount of shares of our common stock we are eligible to sell under General Instruction I.B.6 of Form S-3. As of April 10, 2025, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $9,917,978, based on 1,952,358 shares of our outstanding common stock that were held by non-affiliates on such date and a price of $15.24 per share, which was the price at which our common stock was last sold on the Nasdaq Capital Market on February 25, 2025 (a date within 60 days of the date hereof). In the past 12 calendar months, we have offered and sold pursuant to General Instruction I.B.6 of Form S-3 an aggregate of 572,194 shares of our common stock for gross proceeds of approximately $5,151,874.

We are filing this Amendment to amend and supplement the information in the Prospectus based on the amount of securities that we are eligible to sell under General Instruction I.B.6 of Form S-3. After giving effect to the $9,917,978 offering limit imposed by General Instruction I.B.6 of Form S-3 and deducting amounts offered and sold pursuant to General Instruction I.B.6 of Form S-3 in the past 12 months, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $4,766,105 from time to time through the Agent in accordance with the terms of the Sales Agreement. In the event that we become eligible to sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6 or otherwise, we will file another amendment prior to making such additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ONVO”. On April 10, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.18 per share.

Investing in our securities involves risks. You should read this Amendment and the documents we incorporate herein by reference carefully before you make your investment decision. See “Risk Factors” set forth in the Prospectus and the documents we file with the Securities and Exchange Commission that are incorporated by reference herein for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Amendment. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 2 to Prospectus is April 11, 2025